UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

OneSpan Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,721,042
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,721,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,721,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,491
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Offshore I SP I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

* Legion Partners Offshore I SP I is a segregated portfolio company of Legion Partners Offshore Opportunities SPC I.

4

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,021,533
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,021,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,021,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,021,533
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,021,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,021,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,068,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,068,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,068,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,068,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,068,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,068,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,068,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,068,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,068,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 68287N100

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the “Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with Legion Partners Offshore I’s sales reported herein as more fully described in Item 4 below, Legion Partners Offshore I no longer beneficially owns any Shares and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 8. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons will continue to be party to the Joint Filing Agreement, as defined and described in Item 6 of Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Offshore I and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,721,042 Shares owned directly by Legion Partners I is approximately $42,880,284, including brokerage commissions. The aggregate purchase price of the 300,491 Shares owned directly by Legion Partners II is approximately $3,994,087, including brokerage commissions. The aggregate purchase price of the 47,200 Shares owned directly by Legion Partners Holdings is approximately $374,758, including brokerage commissions.

The 47,000 shares acquired by Legion Partners Holdings in this Amendment No. 8 reflect an in-kind distribution from Legion Partners Offshore I for no consideration.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The sales reported herein were undertaken to satisfy a redemption request. The Reporting Persons intend to remain large, long-term stockholders of the Issuer and continue to believe there is significant value to be unlocked at the Issuer, as detailed in the Reporting Persons’ public letter dated August 14, 2023, a copy of which was filed with Amendment No. 7.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,887,336 Shares outstanding as of November 9, 2023, which is the total number of Shares outstanding as reported in Exhibit (a)(1)(A) to the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2023.

10

CUSIP No. 68287N100

A.	Legion Partners I
(a)	As of the close of business on November 15, 2023, Legion Partners I beneficially owned 2,721,042 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,721,042
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,721,042

(c)	Legion Partners I has not entered into any transactions in the Shares during the past sixty days.
B.	Legion Partners II
(a)	As of the close of business on November 15, 2023, Legion Partners II beneficially owned 300,491 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,491
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,491

(c)	Legion Partners II has not entered into any transactions in the Shares during the past sixty days.
C.	Legion Partners Offshore I
(a)	As of the close of business on November 15, 2023, Legion Partners Offshore I did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Legion Partners Offshore I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 2,721,042 Shares owned by Legion Partners I and (ii) 300,491 Shares owned by Legion Partners II.

11

CUSIP No. 68287N100

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,021,533
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,021,533

(c)	Legion Partners GP has not entered into any transactions in the Shares during the past sixty days.
E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II may be deemed the beneficial owner of the (i) 2,721,042 Shares owned by Legion Partners I and (ii) 300,491 Shares owned by Legion Partners II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,021,533
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,021,533

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days.
F.	Legion Partners Holdings
(a)	As of the close of business on November 15, 2023, Legion Partners Holdings directly owned 47,200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 2,721,042 Shares owned by Legion Partners I and (ii) 300,491 Shares owned by Legion Partners II.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,068,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,068,733

(c)	The transaction in the Shares by Legion Partners Holdings during the past sixty days is set forth in Schedule A and is incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,721,042 Shares owned by Legion Partners I, (ii) 300,491 Shares owned by Legion Partners II and (iii) 47,200 Shares owned by Legion Partners Holdings.

12

CUSIP No. 68287N100

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,068,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,068,733

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

13

CUSIP No. 68287N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2023

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Offshore I SP I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

14

CUSIP No. 68287N100

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

15

CUSIP No. 68287N100

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LEGION PARTNERS OFFSHORE I SP I

Sale of Common Stock	(19,156)	8.2505	10/25/2023
Sale of Common Stock	(28,144)	7.8708	10/26/2023
Sale of Common Stock	(19,139)	7.7766	10/27/2023
Sale of Common Stock	(20,883)	7.7921	10/30/2023
Sale of Common Stock	(12,678)	7.9158	10/31/2023
Sale of Common Stock	(23,530)	7.7706	11/01/2023
Disposition of Common Stock*	(47,000)	---	11/01/2023
Sale of Common Stock	(26,084)	8.1052	11/02/2023
Sale of Common Stock	(21,782)	8.4343	11/03/2023
Sale of Common Stock	(28,604)	8.3255	11/06/2023
Sale of Common Stock	(17,910)	8.4427	11/07/2023
Sale of Common Stock	(18,143)	8.3756	11/08/2023
Sale of Common Stock	(42,000)	9.4552	11/09/2023
Sale of Common Stock	(64,819)	9.4921	11/10/2023
Sale of Common Stock	(56,026)	10.0728	11/13/2023

LEGION PARTNERS HOLDINGS, LLC

Acquisition of Common Stock**	47,000	---	11/01/2023

_______________________

* Represents an in-kind distribution for no consideration to Legion Partners Holdings, LLC.

** Represents receipt of an in-kind distribution for no consideration from Legion Partners Offshore I SP I.